September 12, 2018

Rouven Bergmann
Chief Financial Officer
Medidata Solutions, Inc.
350 Hudson Street
9th Floor
New York, NY 10014

       Re: Medidata Solutions, Inc.
           Form 10-K for the Year Ended December 21, 2018
           Filed February 28, 2018
           Form 10-Q for the Quarter Ended March 31, 2018
           Filed May 4, 2018
           File No. 001-34387

Dear Mr. Bergmann:

        We have reviewed your September 6, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 22, 2018 letter.

Form 10-Q for the Quarter Ended March 31, 2018

Note 1. Summary of Significant Accounting Policies
Costs to Obtain and Fulfill a Contract, page 9

1. You state in your response to prior comment 1 that commissions paid upon the renewal of customer contracts are not commensurate with the commissions that were paid upon execution of the contracts. You also reference amortizing each capitalized renewal amount over the respective renewal period as the company's preferred approach; however,
 Rouven Bergmann
Medidata Solutions, Inc.
September 12, 2018
Page 2
      you appear to be amortizing renewal costs over a period that exceeds the respective renewal period. Please explain further your basis for amortizing commissions paid on renewals over a period equal to twice the term of renewal and cite the specific guidance you relied upon. Also, tell us the amount of commission expense related to renewals for each period presented.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

FirstName LastNameRouven Bergmann                         Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameMedidata Solutions, Inc.
                                                          and Services
September 12, 2018 Page 2
cc:       Randy Rasmussen
FirstName LastName